UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000
or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

WARNER-LAMBERT SAVINGS AND STOCK PLAN FOR COLLEAGUES IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO

INDEX

INDEPENDENT AUDITORS' REPORT

To the Investment Committee
Warner-Lambert Savings and Stock Plan
for Colleagues in Puerto Rico:

We have audited the accompanying statement of net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (the Plan) as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 1999, were audited by other auditors whose report dated June 6, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000, and its changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 29, 2001

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2000
(thousands of dollars)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Assets:

Plan's interest in Warner-Lambert Master Trust, at fair value	$53,080	$19,301	$33,779

Participant loans	1,372	--	1,372

Receivables:
Participant contributions	43	--	43
Company contributions	983	983	--

Net assets available for plan benefits	$55,478 =======	$20,284 =======	$35,194 =======

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1999
(thousands of dollars)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Assets:

Plan's interest in Warner-Lambert Master Trust, at fair value	$36,431	$12,353	$24,078

Participant loans	953	--	953

Net assets available for plan benefits	$37,384 =======	$12,353 =======	$25,031 =======

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2000
(thousands of dollars)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Additions to net assets:
Plan's interest in investment income from Warner-Lambert Master Trust	$17,082	$7,178	$9,904
Investment income from participant loans	98	33	65
Contributions:
Participants	3,750	--	3,750
Company	2,485	2,483	2
Loan repayments	--	260	(260)

Total additions	23,415	9,954	13,461

Deductions from net assets:
Distributions to participants	(5,217)	(1,552)	(3,665)
Loan issuances	--	(437)	437
Administrative expenses	(104)	(5)	(99)
Interfund transfers	--	(29)	29

Total deductions	(5,321)	(2,023)	(3,298)

Net increase	18,094	7,931	10,163

Net assets available for plan benefits:
Beginning of year	37,384	12,353	25,031
End of year	$55,478 =======	$20,284 =======	$35,194 =======

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 1999
(thousands of dollars)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Additions to net assets:
Plan's interest in investment income from the Warner-Lambert Master Trust	$3,428	$1,178	$2,250
Investment income from participant loans	67	24	43
Contributions:
Participants	3,518	--	3,518
Company	1,356	1,360	(4)
Loan repayments	--	185	(185)

Total additions	8,369	2,747	5,622

Deductions from net assets:
Distributions to participants	(3,751)	(1,023)	(2,728)
Loan issuances	--	(246)	246
Administrative expenses	(117)	(4)	(113)
Interfund transfers	--	(52)	52

Total deductions	(3,868)	(1,325)	(2,543)

Net increase	4,501	1,422	3,079

Net assets available for plan benefits:
Beginning of year	32,883	10,931	21,952
End of year	$37,384 =======	$12,353 =======	$25,031 =======

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 1999

Note 1 - Summary Plan Description

General - On June 19, 2000, Pfizer Inc. (the Company) completed a merger with Warner-Lambert Company. In connection with the merger, the Company adopted and assumed the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (the Plan). The Plan is a defined contribution profit-sharing savings plan covering employees of the legacy Warner-Lambert Company in Puerto Rico who meet certain eligibility and participation requirements. Those employees who continue to contribute to the Plan are now active employees of the Company. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Contributions - Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their base earnings each year. Participants have the option of contributing on a before-tax and/or an after-tax basis. The Company contributes for each participant an amount equal to 35% and 25% of such participant's pre-tax and after-tax contributions, respectively, limited to those participant contributions less than or equal to 6% of the participant's base earnings. Based upon the participation and vesting requirements of the Plan, additional lump-sum matching contributions may be made each year of up to 65% of such participants' contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-share versus the prior year. Company contributions are invested in the Company Stock Fund.

Investment Options -

Company Stock Fund - This fund invests employer contributions in common stock of the Company. Beginning at age 55, participants, if they are vested, can transfer assets at graduated percentages based on age out of the Company Stock Fund into other investment funds. At December 31, 1999, the Company Stock Fund held shares of legacy Warner-Lambert Company.

Participant Directed Funds - Participants are able to invest in the following six investment funds:

Colleague Stock Fund -This fund invests in common stock of the Company, to provide an additional opportunity to participate in the performance of the Company's common stock. At December 31, 1999, the Colleague Stock Fund held shares of legacy Warner-Lambert Company.

Equity Index Trust* - This fund invests in substantially all common stocks that make up the S&P 500 to match, as closely as possible, the performance of the S&P 500 Composite Stock Index.

Fixed Income Fund* - This fund invests in marketable fixed income securities, as well as a diversified mix of guaranteed investment contracts, bank investment contracts, structured investment contracts, and separate account contracts issued by high-quality companies, to provide stability of principal value, minimal credit risk and current income.

Small-Cap Value Fund* - This fund invests in stocks of small U.S. companies believed to be undervalued at the time of purchase and have potential for capital growth, to provide long-term capital growth.

International Stock Fund* - This fund invests primarily in stocks of established growth companies outside the U.S., predominately in Europe, East Asia, Australia and Canada, as well as other areas, to provide the diversification of an international fund, as well as the opportunity for long-term capital growth.

Balanced Fund* - This fund invests in a balanced mix of approximately 60% stocks and 40% bonds, to provide long-term growth of capital and current income. * T. Rowe Price sponsored fund.

The trustee of the Plan, T. Rowe Price (the Trustee) manages investments in its sponsored funds and therefore, is deemed a related party.

Changes in the participants' allocations relating to their contributions and the allocation of past contributions and earnings can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties.

Vesting - Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company. Forfeitures for the plan years 2000 and 1999 were $23 thousand and $7 thousand, respectively.

Participant Loans - Loans may not exceed the lesser of (1) fifty thousand dollars or (2) 50% of the participant's before-tax balance. Each loan must be for a minimum of one thousand dollars. All loans will be repaid with interest at a rate that is equal to the prime rate effective as of the last business day of the month before the month in which the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months. A participant may take only one loan per year and only two loans will be permitted to be outstanding at any time. Participants may borrow from both the participant's contributions before-tax account balance and the vested matching contributions account balance in the Company Stock Fund. Participant loans are presented at cost, which approximates fair value.

Benefit Payments - Upon retirement, total disability or death, participants may elect to have account balances paid as a lump sum payment or in annual installments, or they can purchase an annuity contract. If employment is terminated for any other reason, participants can elect to have a lump-sum payment of participant account balances in the Company Stock Fund, if vested, and all other savings investment funds.

Plan Termination - In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Company's Board of Directors, the balance in accumulated investments credited to each participant shall be distributed to the participant.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

Master Trust Arrangement - The assets of the Plan have been commingled with the assets of the Warner-Lambert Savings and Stock Plan (collectively referred to as the Plans), for investment and administrative purposes in the Warner-Lambert Master Trust (the Master Trust). The Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each plan's interest in the Master Trust is credited or charged for contributions, transfers and distributions. Investment income is allocated to the Plans based upon each plan's beneficial interest in the net assets of the Master Trust.

Investments of the Master Trust that are traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Short-term investments of the Master Trust are valued at cost, which approximates fair value. The fully benefit-responsive group annuity and investment contracts, the principal and interest of which are guaranteed, of the Master Trust are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of the fully benefit-responsive group annuity and investment contracts for the years ended 12/31/00 and 12/31/99 were 6.45% and 6%, respectively.

Dividend and interest income are recorded by the Trustee as earned by the Master Trust. Net appreciation in fair value of Master Trust investments consists of realized and unrealized gains and losses.

Expenses - All significant expenses incurred are borne by the Plan.

Note 3 - Tax Status of the Plan

The Bureau of Income Tax of the Department of the Treasury of the Commonwealth of Puerto Rico has ruled that the Plan qualifies under section 165(a) of the Puerto Rico Income Tax Act of 1954 (the Act) and is, therefore, not subject to tax under present income tax law. The Plan, being exempt under Section 165 (a) of the Act is subject to the provision of Section 404, which requires the trust to file an annual return stating income, receipts, disbursements, and other pertinent information. Further, the Plan has received a determination letter advising that the original plan and subsequent amendments through October 1, 1993 are qualified under Section 165(a) of the Act, as amended, and will be treated for purposes of Section 501(a) of the Internal Revenue Code (the Code) as an organization described in Section 401(a) of the Code by reason of Section 1022(i)(1) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for federal income taxes.

Note 4 - Plan Administration

The Investment Committee (the Committee) monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance. The Committee is responsible for the daily administration of the Plan and the Master Trust, including oversight of the investments, trustee and investment managers.

Note 5 - Interest in Investment Income from the Master Trust

The Plan's interest in investment income from the Warner-Lambert Master Trust was as follows:
	Year Ended December 31,
(thousands of dollars)	2000	1999

Net appreciation/(depreciation) in fair value of investments:
Company common stock	$16,891	$2,419
Equity funds	(316)	535
Short-term investments	(99)	--
	16,476	2,954
Dividend and interest income	606	474
	$17,082 =======	$3,428 ======

Note 6 - Master Trust Financial Information (Unaudited)

At December 31, 2000 and 1999, the Plan had a 2.0 % and 1.7 % interest, respectively, in the Master Trust. The unaudited financial statements of the Master Trust as of and for the years ended October 31,  2000 and 1999 are prepared on the cash basis of accounting and are included as Exhibit I to the Plan's Form 11-K.

The Plan's financial statements have been adjusted for November and December activity of the Master Trust. All adjustments necessary to reflect the Plan's financial statements on an accrual basis have been recorded.

SCHEDULE I
WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2000
(thousands of dollars)
	Cost	Current Value
Plan's interest in Warner-Lambert Master Trust*	$39,678	$53,080

Participant loans*
(Interest rate 6.0% - 10.5%) (Maturity dates 1/1/2001 - 12/31/2003)	1,372	1,372
	$41,050 =======	$54,452 =======

* Party-in-interest

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO

By: /s/ David L. Shedlarz

David L. Shedlarz Executive Vice President and Chief Financial Officer Chair, Investment Committee

Date:  June 29, 2001

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
October 31, 2000
(thousands of dollars)

(unaudited)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds

Investments at fair value:
Company common stock	$2,003,142	$1,227,402	$ 775,740
Equity funds	491,203	--	491,203
Short-term investments	9,172	--	9,172

Investments at contract value:
Group annuity contracts	61,899	--	61,899
Investment contracts	111,207	--	111,207

Net assets available for benefits	$2,676,623 ==========	$1,227,402 ==========	$1,449,221 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
October 31, 1999
(thousands of dollars)

(unaudited)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds

Investments at fair value:
Company common stock	$1,492,202	$915,455	$ 576,747
Equity funds	410,672	--	410,672
Short-term investments	20,996	--	20,996

Investments at contract value:
Group annuity contracts	29,653	--	29,653
Investment contracts	124,226	--	124,226

Net assets available for benefits	$2,077,749 ==========	$915,455 ========	$1,162,294 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended October 31, 2000
(thousands of dollars)

(Unaudited)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Additions to net assets:
Investment income:
Interest income on participant loans	$ 1,299	$ 82	$ 1,217
Dividend and interest income	49,764	10,228	39,536
Net appreciation in fair value of investments	724,742	433,689	291,053

Contributions:
Participants	71,191	--	71,191
Company	27,043	26,746	297

Loan repayments	9,907	687	9,220

Total additions	883,946	471,432	412,514

Deductions from net assets:
Distributions to participants	(274,162)	(115,376)	(158,786)
Loan issuances	(9,959)	(922)	(9,037)
Administrative expenses	(951)	(15)	(936)
Interfund transfers	--	(43,172)	43,172

Total deductions	(285,072)	(159,485)	(125,587)

Net increase	598,874	311,947	286,927

Net assets available for benefits:
Beginning of year	2,077,749	915,455	1,162,294
End of year	$2,676,623 ==========	$1,227,402 ==========	$1,449,221 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended October 31, 1999
(thousands of dollars)

(unaudited)
		Fund Information
	Total	Company Stock Fund	Participant Directed Funds
Additions to net assets:
Investment income:
Interest income on participant loans	$ 1,284	$ 76	$ 1,208
Dividend and interest income	33,466	9,173	24,293
Net appreciation in fair value of investments	68,030	8,182	59,848

Contributions:
Participants	65,382	--	65,382
Company	26,760	26,540	220

Loan repayments	8,751	500	8,251

Total additions	203,673	44,471	159,202

Deductions from net assets:
Distributions to participants	(185,759)	(74,217)	(111,542)
Loan issuances	(10,711)	(572)	(10,139)
Administrative expenses	(1,030)	(14)	(1,016)
Interfund transfers	--	(32,372)	32,372

Total deductions	(197,500)	(107,175)	(90,325)

Net increase/(decrease)	6,173	(62,704)	68,877

Net assets available for benefits:
Beginning of year	2,071,576	978,159	1,093,417
End of year	$2,077,749 ==========	$915,455 ========	$1,162,294 ==========

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I

WARNER-LAMBERT MASTER TRUST
NOTES TO FINANCIAL STATEMENTS
(thousands of dollars)

(unaudited)

Note 1 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Warner-Lambert Master Trust (the Master Trust) include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively referred to as the Plans) and are prepared on the cash basis of accounting. The Plans are defined contribution profit-sharing savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each plan's interest in the Master Trust is credited or charged for contributions, transfers and distributions. Investment income is allocated to the Plans based upon each plan's beneficial interest in the net assets of the Master Trust.

Valuation of Investments - Investments traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Short-term investments are valued at cost, which approximates fair value. The fully benefit-responsive group annuity and investment contracts, the principal and interest of which are guaranteed, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of the fully benefit-responsive group annuity and investment contracts for the years ended 12/31/00 and 12/31/99 were 6.45% and 6%, respectively.

Investment Income - Dividend and interest income are recorded by T. Rowe Price (the Trustee) as earned. Net appreciation on fair value of investments consists of realized and unrealized gains and losses.

Expenses - All significant expenses incurred are borne by the Plans.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties - Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the risks in the near term would materially affect the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 2 - Tax Status of the Master Trust

The Plans in the Master Trust are intended to be qualified plans under Section 401(a) of the Internal Revenue Code (the Code), and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of section 501(a) of the Code. Accordingly, no provision for federal income taxes has been made.

Note 3 - Significant Investments

The following investments represent over 5% of the assets held for investment purposes by the Master Trust:

	October 31, 2000	October 31, 1999

Company common stock	$2,003,142	$1,492,202
T. Rowe Price equity index fund	177,209	183,901

Note 4 - Trust Administration

The Investment Committee (the Committee) monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance. The Committee is responsible for the daily administration of the Master Trust, including oversight of investments, trustee and investment managers.

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

To the Investment Committee
Warner-Lambert Savings and Stock Plan
for Colleagues in Puerto Rico:

We consent to incorporation by reference in the Registration Statement on Form S-8 of Pfizer Inc. dated June 19, 2000 (File No. 333-39610) of our report dated June 29, 2001, relating to the statement of net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico as of December 31, 2000 and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 2000 annual report on Form 11-K of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 29, 2001

EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

To the Investment Committee
Warner-Lambert Savings and Stock Plan
for Colleagues in Puerto Rico:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-39610) of Pfizer Inc. of our report dated June 6, 2000, relating to the financial statements of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Florham Park, NJ
June 29, 2001

EXHIBIT 23.2

Report of Independent Accountants

To the Participants and Administrator of the
Warner-Lambert Savings and Stock Plan for
Colleagues in Puerto Rico

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the statements of net assets available for benefits and the related statements of changes in net assets available for benefits of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico for any period subsequent to December 31, 1999.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Schedule of Assets Held for Investment Purposes and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Florham Park, NJ
June 6, 2000